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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER
SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

INTERACTIVE INTELLIGENCE, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

n/a*
(Cusip Number of Class of Securities)

Stephen R. Head
Vice President of Finance and Chief Financial Officer
Interactive Intelligence, Inc.
7601 Interactive Way
Indianapolis, Indiana 46278
(317) 872-3000
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

James A. Aschleman, Esq.
Baker & Daniels
300 North Meridian Street, Suite 2700
Indianapolis, Indiana 46204
(317) 237-0300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee

$20,453,697	$1,655

(1)
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,475,925 shares of common stock of Interactive Intelligence, Inc. will be exchanged pursuant to this offer. The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and is based on the product of (i) the approximate aggregate transaction value of such options of $20,453,697 as of November 28, 2003, calculated based on the Black-Scholes option pricing model, multiplied by (ii) $80.90 per each U.S. $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: Not applicable.
  Form or Registration No.: Not applicable.
  Filing Party: Not applicable.
  Date Filed: Not applicable.

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third party tender offer subject to Rule 14d-1.
  ☒
  issuer tender offer subject to Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*
There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 45839M 10 3.

Item 1. Summary Term Sheet.

        The information set forth under "Summary Term Sheet" in the Offer to Exchange all Outstanding Options for New Options dated December 2, 2003 ("Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

        (a)   The name of the issuer is Interactive Intelligence, Inc., an Indiana corporation (the "Company"). The address of its principal executive offices is 7601 Interactive Way, Indianapolis, Indiana 46278. The telephone number at that address is (317) 872-3000.

        (b)   This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options outstanding under the Company's 1995 Incentive Stock Option Plan, the Company's 1995 Nonstatutory Stock Option Incentive Plan and the Company's 1999 Stock Option and Incentive Plan (collectively, the "Plans") to purchase approximately 3,475,925 shares of the Company's Common Stock, par value $0.01 per share ("Option Shares"), for new options that will be granted under the Company's 1999 Stock Option and Incentive Plan (the "New Options"), on the terms and subject to the conditions set forth under "The Offer" in the Offer to Exchange. If you are not an employee of the Company or one of its subsidiaries, you will not be eligible to accept the Offer. The information set forth under "The Offer" in the Offer to Exchange is incorporated herein by reference.

        (c)   The information set forth in the Offer to Exchange under Section 8 ("Price range of shares underlying the options") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        (a)   The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Exchange in Schedule A ("Information Concerning the Directors and Executive Officers of Interactive Intelligence") is incorporated herein by reference.

Item 4. Terms of the Transaction.

        (a)   The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of options; expiration date"), Section 4 ("Procedures for tendering options"), Section 5 ("Withdrawal rights and change of election"), Section 6 ("Acceptance of options for exchange and issuance of new options"), Section 7 ("Conditions of the offer"), Section 9 ("Source and amount of consideration; terms of new options"), Section 12 ("Status of options acquired by us in the offer; accounting consequences of the offer"), Section 13 ("Legal matters; regulatory approvals"), Section 14 ("Material U.S. federal income tax consequences"), and Section 15 ("Extension of offer; termination; amendment") are incorporated herein by reference.

        (b)   The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

        (a)   The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference. The Company has entered into an option agreement with each option holder. The form of such option agreements are attached hereto, or incorporated herein by reference, as Exhibits (d)(3), (d)(4), (d)(7) and (d)(10).

Item 6. Purposes of the Transaction and Plans or Proposals.

        (a)   The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

        (b)   The information set forth in the Offer to Exchange under Section 12 ("Status of options acquired by us in the offer; accounting consequences of the offer") is incorporated herein by reference.

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        (c)   The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

        (a)   The information set forth in the Offer to Exchange under Section 9 ("Source and amount of consideration; terms of new options") and Section 16 ("Fees and expenses") is incorporated herein by reference.

        (b)   Not applicable.

        (c)   Not applicable.

Item 8. Interest in Securities of the Subject Company.

        (a)   The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

        (b)   The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

        (a)   Not applicable.

Item 10. Financial Statements.

        (a)   The information set forth in Part II, Item 8. (Financial Statements and Supplementary Data) of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2002 is incorporated herein by reference. The information set forth in Part I, Item 1. (Condensed Consolidated Financial Statements and Footnotes) of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2003 is incorporated herein by reference. Copies of such Annual Report on Form 10-K and Quarterly Report on Form 10-Q are being distributed to all potential participants of this Offer.

        (b)   Not applicable.

Item 11. Additional Information.

        (a)   The information set forth in the Offer to Exchange under Section 13 ("Legal matters; regulatory approvals") is incorporated herein by reference.

        (b)   Not applicable.

Item 12. Exhibits.

        (a)   (1) Offer to Exchange all Outstanding Options for New Options dated December 2, 2003.

          (2)   Election Form.

          (3)   Memorandum from Stephen R. Head to Employees dated December 2, 2003.

          (4)   Notice to Change Election from Accept to Reject.

          (5)   Form of Promise to Grant Stock Option(s).

          (6)   Interactive Intelligence, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2003, and incorporated herein by reference.

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          (7)   Interactive Intelligence, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2003, filed with the Securities and Exchange Commission on November 14, 2003, and incorporated herein by reference.

          (8)   Press Release dated December 2, 2003.

        (b)   Not applicable.

        (d)   (1) Interactive Intelligence, Inc. 1999 Stock Option and Incentive Plan as amended February 22, 2000, filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 and incorporated herein by reference.

          (2)   Interactive Intelligence, Inc. 1999 Stock Option and Incentive Plan Prospectus, filed as the same exhibit number to the Company's Schedule TO filed with the Securities and Exchange Commission on April 26, 2001 and incorporated herein by reference.

          (3)   Interactive Intelligence, Inc. Form of Agreement for Incentive Stock Options under 1999 Stock Option and Incentive Plan, filed as the same exhibit number to the Company's Schedule TO filed with the Securities and Exchange Commission on April 26, 2001 and incorporated herein by reference.

          (4)   Interactive Intelligence, Inc. Form of Agreement for Nonqualified Stock Options under 1999 Stock Option and Incentive Plan, filed as the same exhibit number to the Company's Schedule TO filed with the Securities and Exchange Commission on April 26, 2001 and incorporated herein by reference.

          (5)   Interactive Intelligence, Inc. 1995 Incentive Stock Option Plan, as amended, filed as Exhibit 10.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-79509) and incorporated herein by reference.

          (6)   Interactive Intelligence, Inc. 1995 Incentive Stock Option Plan Prospectus.

          (7)   Interactive Intelligence, Inc. Form of Agreement under 1995 Incentive Stock Option Plan.

          (8)   Interactive Intelligence, Inc. 1995 Nonstatutory Stock Option Incentive Plan filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1 (Registration No. 333-79509) and incorporated herein by reference.

          (9)   Interactive Intelligence, Inc. 1995 Nonstatutory Stock Option Incentive Plan Prospectus.

          (10) Interactive Intelligence, Inc. Form of Agreement under 1995 Nonstatutory Stock Option Incentive Plan.

        (g)   Not applicable.

        (h)   Not applicable.

Item 13. Information Required by Schedule 13e-3.

        (a)   Not applicable

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

INTERACTIVE INTELLIGENCE, INC.

	By:	/s/ STEPHEN R. HEAD Stephen R. Head Vice President of Finance and Chief Financial Officer
Date: December 2, 2003

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Exchange all Outstanding Options for New Options dated December 2, 2003.
(a)(2)	Election Form.
(a)(3)	Memorandum from Stephen R. Head to Employees dated December 2, 2003.
(a)(4)	Notice to Change Election from Accept to Reject.
(a)(5)	Form of Promise to Grant Stock Option(s).
(a)(6)
Interactive Intelligence, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2003, and incorporated herein by reference.
(a)(7)
Interactive Intelligence, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2003, filed with the Securities and Exchange Commission on November 14, 2003, and incorporated herein by reference.
(a)(8)	Press Release dated December 2, 2003.
(d)(1)
Interactive Intelligence, Inc. 1999 Stock Option and Incentive Plan as amended February 22, 2000, filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 and incorporated herein by reference.
(d)(2)
Interactive Intelligence, Inc. 1999 Stock Option and Incentive Plan Prospectus, filed as the same exhibit number to the Company's Schedule TO filed with the Securities and Exchange Commission on April 26, 2001 and incorporated herein by reference.
(d)(3)
Interactive Intelligence, Inc. Form of Agreement for Incentive Stock Options under 1999 Stock Option and Incentive Plan, filed as the same exhibit number to the Company's Schedule TO filed with the Securities and Exchange Commission on April 26, 2001 and incorporated herein by reference.
(d)(4)
Interactive Intelligence, Inc. Form of Agreement for Nonqualified Stock Options under 1999 Stock Option and Incentive Plan, filed as the same exhibit number to the Company's Schedule TO filed with the Securities and Exchange Commission on April 26, 2001 and incorporated herein by reference.
(d)(5)
Interactive Intelligence, Inc. 1995 Incentive Stock Option Plan, as amended, filed as Exhibit 10.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-79509) and incorporated herein by reference.
(d)(6)	Interactive Intelligence, Inc. 1995 Incentive Stock Option Plan Prospectus.
(d)(7)	Interactive Intelligence, Inc. Form of Agreement under 1995 Incentive Stock Option Plan.
(d)(8)
Interactive Intelligence, Inc. 1995 Nonstatutory Stock Option Incentive Plan filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1 (Registration No. 333-79509) and incorporated herein by reference.
(d)(9)	Interactive Intelligence, Inc. 1995 Nonstatutory Stock Option Incentive Plan Prospectus.
(d)(10)	Interactive Intelligence, Inc. Form of Agreement under 1995 Nonstatutory Stock Option Incentive Plan.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Person/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13e-3.
SIGNATURE
INDEX TO EXHIBITS